MamaMancini’s Holdings, Inc.

25 Branca Road

East Rutherford, NJ 07073

March 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Office of Manufacturing

Re: MamaMancini’s Holdings, Inc.

Registration Statement on Form S-1

Filed: February 28, 2023

File No. 333-270087

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 9, 2023 addressed to Anthony Gruber, the Company’s Chief Financial Officer, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Registration Statement on Form S-1 filed February 28, 2023

Executive Compensation, page 48

1. Please update your executive and director compensation tables for fiscal year ended January 31, 2023.

COMPANY RESPONSE:

We have amended our executive and director compensation tables to reflect the fiscal year ended January 31, 2023.

General.

2. We note you have incorporated by reference certain prior filings and all filings made under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act made on or after the date of the registration statement. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, the fiscal-year ended January 31, 2023, it therefore appears you have not satisfied the requirements of paragraph C of Instruction VII to Form S-1. Please provide your analysis demonstrating that you are eligible to use incorporation by reference. Otherwise, please revise to include directly in your document all disclosure required by Form S-1.

COMPANY RESPONSE:

We have included the full financial statements for the fiscal year ended January 31, 2022 and nine months ended October 31, 2023 in lieu of incorporating the same by reference.

We have also added certain information regarding an additional director (Shirley Romig) who was appointed by the board on March 9, 2023.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAMAMANCINI’S HOLDINGS, INC.

By:	/s/ Anthony Gruber
Anthony Gruber
Chief Financial Officer

cc: Robert L. B. Diener, Esq.